UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On August 21, 2024, noco-noco Inc. (the “Company,” Nasdaq Symbol: NCNC) issued a press release on their website and investor relations site regarding receipt of the second determination letter The Nasdaq Stock Market LLC, notifying the Company as follows:

On February 6, 2024, Staff notified the Company that for the previous 30 consecutive trading days the market value of its listed securities had been below the minimum $35,000,000 required for continued listing as set forth in Listing Rule 5550(a)(2). Therefore, in accordance with Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until August 5, 2024, to regain compliance with Listing Rule 5550(a)(2), and the Company has not regained compliance to date. Accordingly, this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.

This is formal notification that the Nasdaq Hearings Panel (the “Panel”) will consider these matters in their decision regarding the Company’s continued listing on The Nasdaq Capital Market. In that regard, the Company should present its views with respect to these additional deficiencies to the Panel in writing no later than August 21, 2024.

The Company has requested a hearing before the Nasdaq Hearings Panel which will be held on August 22, 2024 to appeal the Staff’s determination. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: August 22, 2024